Received SEC

SEP 0 4 2014

Washington, DC 20549

[redacted]

14007692

CIK 1615918

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Secure Authenticated Systems, Inc.

Commission File Number: 0001615918

Nevada

UNITED STATES:

Secure Authenticated Systems, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

Phone: (213) 407-4386

8099– Health and Allied Services, Not Elsewhere Classified	**01-0912745**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

<u>**Name and Address**</u>	<u>**Position(s) Held**</u>
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Chairman of the Board of Directors
Mr. James M. Garlie Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	President & CEO, Board of Directors Member
Mr. Ronald J. Bach Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Steven B. Roth Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Robert L. Halverson Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Board of Directors Member
Mr. Vinod P. Mistry Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Director of SAS UK, Ltd.
Mr. Donald P. Hesskamp Secure Authenticated Systems, Inc., 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103	Vice President of Software Development

(c) General Partners of the Issuer N/A

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(d) (e) Recorded and Beneficial owners of Directors and Officers, and Shareholders who own five percent (5%) or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Secure Authenticated Systems, Inc. affiliates, and Shareholders who own five percent (5%) or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Gerald D. Van Eeckhout (1) (10)	Preferred Common	0% 11%
Mr. James M. Garlie (2) (10)	Preferred Common	0% 11%
Mr. Ronald J. Bach (3) (10)	Preferred Common	0% 10%
Mr. Steven B. Roth (4) (10)	Preferred Common	0% 4%
Mr. Robert L. Halverson (5) (10)	Preferred Common	0% 18%
Mr. Vinod P. Mistry (6) (10)	Preferred Common	0% 4%
Mr. Donald P. Hesskamp (7) (10)	Preferred Common	0% 1%
Mr. Edward G. Monty (8) (10)	Preferred Common	0% 10%
Seifert Family Trust (9) (10)	Preferred Common	0% 7%
Alternative Securities Markets Group (11) (12)	Preferred Common	0% 0%

(1) Mr. Gerald D. Van Eeckhout is the Chairman of the Board of Directors of Secure Authenticated Systems, Inc.
(2) Mr. James M. Garlie is the President, Chief Executive Officer and Board of Directors Member of Secure Authenticated Systems, Inc.
(3) Mr. Ronald J. Bach is a Board of Directors Member of Secure Authenticated Systems, Inc.
(4) Mr. Steven B. Roth is a Board of Directors Member of Secure Authenticated Systems, Inc.
(5) Mr. Robert L. Halverson is a Board of Directors Member of Secure Authenticated Systems, Inc.
(6) Mr. Vinod P. Mistry is the Director of SAS UK, Ltd.
(7) Mr. Donald P. Hesskamp is the Vice President of Software Development of Secure Authenticated Systems, Inc.
(8) Mr. Edward G. Monty is a Shareholder of Secure Authenticated Systems, Inc.
(9) Seifert Family Trust is a Shareholder of Secure Authenticated Systems, Inc.
(10) Address: Secure Authenticated Systems, Inc. 3655 West Tropicana Ave., Suite 3044, Las Vegas, Nevada 89103
(11) Alternative Securities Markets Group is an Advisor to Secure Authenticated Systems, Inc.
(12) Mailing Address is: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Secure Authenticated Systems, Inc.
3655 West Tropicana Avenue
Suite 3044
Las Vegas, Nevada 89103
Phone: (702) 349-6621
http://www.SASIsystems.com
Email: JimGarlie@SASISystems.com

Alternative Securities Markets Group
U.S. Bank Tower
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com
Email: Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no Counsel for the Issuer or any underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Secure Authenticated Systems, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Secure Authenticated Systems, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FOUR HUNDRED THOUSAND Shares of common Stock in the Company, representing 2% (two percent) of outstanding common stock Shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Colorado
- Minnesota
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Secure Authenticated Systems, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 400,000 (FOUR HUNDRED THOUSAND) Shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 20% of this offering.
- Additional 20% (for a total of 40% of the total number of Shares escrowed) of the Escrowed Common Stock Shares to be released to Alternative Securities Markets Group fully diluted upon the successful capitalization of the Company to 40% of this offering.
- Additional 20% (for a total of 60% of the total number of Shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of this offering.

- Additional 20% (for a total of 80% of the total number of Shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of this offering.
- Additional 20% (for a total of 100% of the total number of Shares escrowed) of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of this offering.

Item 6. Other Present or Proposed Offerings.

The issuer is presently offering these Shares to non-U.S. Citizens through a Regulation S Offering.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Secure Authenticated Systems, Inc.

Corporate:

Secure Authenticated Systems, Inc.

3655 West Tropicana Avenue, Suite 3044

Las Vegas, Nevada 89103

http://www.SASIsystems.com/

Phone: (702) 349-6621

Offering / Investors:

Secure Authenticated Systems, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd,, Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of 5,000,000 Shares of Common Stock

Common Stock Shares having a market value of up to: $500,000

Offering Price per Common Stock Unit:

Unit 1: 2,500,000 Shares = $0.05 USD / ($125,000 USD)

Unit 2: 2,500,001 – 5,000,000 Shares = $0.15 USD / ($375,000 USD)

See: Details of the Offering

Maximum Offering: 5,000,000 Shares of Common Stock

DATED: AUGUST 1ST, 2014

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering two (2) Units (the "Securities") at fixed prices of $0.05 per Share of Common Stock for Unit 1: up to 2,500,000 Shares of Common Stock, and $0.15 per Share of Common Stock for Unit 2 consisting of 2,500,001 to 5,000,000 Shares of Common Stock. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Currently there are FOURTEEN MILLION, TWO HUNDRED FORTY-EIGHT THOUSAND Shares of Common Stock issued and outstanding. Each Share of Common Stock entitles the Shareholder to one (1) vote on each matter submitted to vote of the Company's Shareholders, including the election of Directors. There is no cumulative voting. Subject to the preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to Share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at fixed prices of $0.05 per Share of Common Stock for Unit 1: up to 2,500,000 Shares, and $0.15 per Share of Common Stock for Unit 2 consisting of 2,500,001 to 5,000,000 Shares. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after the $100,000 in securities has been sold to investors, will the Company have access to the Investment proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

Determination of Offering Price: The price of the Common Stock has been arbitrarily determined in order for the Company to raise up to a total of $500,000 through this offering. The Offering Price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

- The Company's lack of an operating history;
- The proceeds to be raised by this Offering;
- The amount of capital to be contributed by purchasers in this offering, the amount of capital contributed by purchasers of previous offerings, and the amount of stock to be retained by our existing Stockholders, and;
- The Company's relative cash requirements

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

UNIT 1: 1– 2,500,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$0.05	$0.00	$0.05
Total Minimum	001	$0.05	$0.00	$0.05
Total Maximum	2,500,000	$125,000	$0.00	$125,000

UNIT 2: 2,500,001 – 5,000,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$0.15	$0.00	$0.15
Total Minimum	001	$0.15	$0.00	$0.15
Total Maximum	2,500,000	$375,000.00	$0.00	$375,000

1) We are offering a maximum of 5,000,000 Shares of Common Stock at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN

IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Information and Medical Technology Industry Risks

Online Information and Medical Technology Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Information and Medical Technology Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Online Information Medical Technology Market Conditions such as oversupply of related products or a reduction in demand for Online Information and Medical Technologies products in the areas in which the Company's Products and Assets are located, competition from other Online Information and Medical Technology Companies, and the Company's ability to provide adequate Online Information and Medical Technology Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product operations and the local market conditions.

Because Online Information and Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Medical Technology Industry;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Medical Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Online Information and Medical Health products and services, and to sustain its profitability through a business strategy focused on increasing sales through existing supply channels, selectively expanding its products and services network, increasing sales through newly formed partnerships (traditional and non-traditional), developing innovative new products and services, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

Development Stage Business

The Company was formed as a Nevada Stock Corporation in August of 2008. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Secure Authenticated Systems, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $500,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Information and Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Information and Medical Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of: Mr Gerald D. Van Eeckhout, the Company's Chairman of the Board of Directors; Mr. James M. Garlie, the Company's Chief Executive Officer, President and Board of Directors Member; Mr. Ronald J. Bach, a member of the Company's Board of Directors; Mr. Steven B. Roth, a member of the Company's Board of Directors; Mr. Robert L. Halverson, a member of the Company's Board of Directors; Mr. Vinod P. Mistry, member of the Board of Directors for SAS UK, LTD; and, Mr. Donald P. Hesskamp, the Company's Vice President of Software Development.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of Shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of August 1st, 2014 the Company's Managers owned approximately 57% of the Company's outstanding Common Stock and 0% of the Company's Preferred Shares. Upon completion of this Offering, The Company's Management will own approximately 41% of the outstanding Shares of Common Stock and 0% of the outstanding Preferred Shares. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Shares

The Company's Common Stock are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million Shares, $5 million value of public float, a minimum bid price of $2.00 per Share, at least three market makers, and at least 300 Shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 Shares, a $1 million market value of public float, a minimum bid price of $1.00 per Share, at least two market makers, and at least 300 Shareholders.

No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a Shareholder may have difficulty selling Shares in the secondary trading market.

The Company's Common Stock may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per Share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a Shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 5,000,000 Shares of Common Stock are being offered to the public: Up to 2,500,000 Shares of Common Stock at $0.05 per Share for Unit 1, and between 2,500,000 and 5,000,000 Shares of Common Stock at $0.15 per Share of Common Stock for Unit 2. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $500,000 will be received from the offering. No Securities are being offered by any selling Shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Secure Authenticated Systems, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $500,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$500,000**	**100%**	**$100,000**	**20%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$25,000**	**5%**	**$5,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

Use of Investment Proceeds:

Application of Net Investment Proceeds	Approximate Dollar Amount
Product Development	**$120,000**
Marketing	**$160,000**
Working Capital	**$195,000**
Cost of Offering	**$25,000**
TOTAL	**$500,000**

The foregoing allocation of proceeds is based upon the Company's assumptions concerning its business objectives, finances and other matters affecting it. If current assumptions are not accurate, or other unforeseen conditions or opportunities affecting the Company's business arise, there could be material changes to the Company's projections and the Company could find it advisable to allocate the proceeds of the Offering in a manner different from that described above or to seek additional financing sooner than currently contemplated. There can be no assurance that additional financing will be available when required or on terms favorable to the Company or its Shareholders. Pending such use of the net proceeds, the Company intends to invest them in short-term bank deposits and investment-grade securities, United States Government securities, and other domestic or short-term income producing securities, including publicly traded companies.

ITEM 6. DESCRIPTION OF BUSINESS

SECURE AUTHENTICATED SYSTEMS, INC. ("SASI, the Company") is a Development Stage Company, incorporated under the laws of the State of Nevada on August 12, 2008. The Company is in the process of launching its first two proprietary and patent pending products, the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS***. See, "Business of the Company", "Business and Marketing Strategy" and "Intellectual Property Rights - Trade Marks and Patents."

Products:

The ***SecureLife MedCard®*** was developed as a "Stand alone" product (Card only) for use in emergency situations and can be purchased online for $19.95 at www.securelifemedcard.com

The ***SecureLife MedCard® PLUS*** includes the card and has online data storage capabilities for individuals who are looking for a secure method of organizing, storing and accessing all of their medical records. This product can be purchased online for $49.90, with annual renewal payments of $29.95 per year. As part of the registration a customer will create a four digit personal identification number (PIN) allowing physicians access to a Firehost cloud hosted server which uses the required HIPAA 256-SSL certificates. The magnetic stripe shown on the back of the card is for physicians who will be provided with a card reader.


SecureLife MedCard™
Byron P Reynold
YOB: 1945
330 Main Street,
Middletown, PA 94332
Conditions: Heart disease, Diabetes - Non-insulin dependent, High Blood Pressure
Medication Allergies: Shellfish, Iodine, X-ray contrast dye, Penicillin
Blood Type: O +
Emergency contacts:
Theresa Reynold +1.702.349.6621
Jenny Williams +44.075.349.0323
http://slmc.me/381129330
Jun/15/12


SecureLife MedCard™
First Responders and Medical Professionals:
For emergencies and additional medical data, scan QR code or enter the URL on the front of the card or call 1.888.800.4611
Cardholders signature releases anyone from all liabilities from the use of any information associated with this card.
Member Physicians: Swipe card to authenticate and access patient record
24 hour customer service (U.S) 1.888.800.4611
http://www.securelifemedcard.com/

Both the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS*** allow first responders (i.e., Emergency Medical Technicians 'EMTs', Emergency Medical Services providers 'EMSs', Doctors practicing in Emergency Rooms) to gain instant access to important information including a person's existing conditions, medication allergies, blood type and emergency contacts by reading what is printed on the front of the card. First responders and physicians can also access additional information by scanning the Quick Response (QR) code with their cell, smart or iPhone or by using their computer and entering the slmc.me Uniform Resource Locator (URL) that is also located on the front of the card. The Basic Records Page (BRP) that will appear will show a person's physical characteristics to match the card with the person, the medications a person may be taking along with the dosages and frequencies, and additional contact and insurance information.

As a person's conditions may change and cards may be lost, replacement cards may also be purchased on line for $9.95 by going to our website and entering their name in the login field and their pin code in the password field.

The transfer and storage of all medical records is through FireHost, a secure hosting service that strives for the highest level in HIPAA compliancy. No one at the Company or its partners will ever see any of a person's records. The customer will be able to update their information at any time by logging into their account and entering their email address and password. Physicians will be able to login by entering a card holder's four (4) digit PIN or by swiping the card through a unique card reader.

Market Overview:

The Company's target market is the age group of 45 and over. According to the 2010 U.S. Census Bureau this age group represents 121,757,429 people and is the fasted growing segment of the U.S population.

Marketing Strategy:

The Company's marketing strategy is three fold: (I) the building of a Network Marketing organization through personal contacts, to be supported by Search Engine Optimization ("SEO") and Online Marketing including e-blast using MailChimp, media banner advertising, Social media events, Google & Yahoo paid advertising and infomercials; (II) targeting medical practices and Electronic Medical Records companies (EMRs); and (III) marketing directly to or through associations such as the Alzheimer's Association, American Diabetes Association, AARP, Epilepsy Foundation and other similar associations and organizations.

I. The Company began marketing the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS*** by conducting a test program consisting of signing up independent marketing representatives who would like to build businesses for themselves by selling our products and recruiting others to do the same. We refer to them as "Independent Business Builders" or "IBBs." The test was very positive and with the proceeds from this offering the Company intends to launch a national editorial campaign to accelerate its growth.

To become part of the SASI Independent Business Builders organization, an individual can sign up as an IBB by opening www.securelifemedcard.com, clicking on the "Build a Business" tab, then clicking on the "ORDER NOW" button and purchasing a "Starter Kit". There are two types of "Starter Kits": The "Basic Starter Kit" is priced at $29.95 and includes the ***SecureLife MedCard®***. The "Starter Kit PLUS" is priced at $59.90 and includes the ***SecureLife MedCard® PLUS***. Once signed up the new IBB can have their contacts sign up too, or just purchase the ***SecureLife MedCard®*** for $19.95 or the ***SecureLife MedCard®*** for $49.90.

To further support its growing marketing organization, the Company plans to engage two marketing companies specializing in SEO and Online Marketing including e-blast using MailChimp, media banner advertising, social media events, Google & Yahoo paid advertising and infomercials. As customers are added the Company intends to place them under its existing base of IBBs.

As part of its strategy, after the Company perfects its overall Network Marketing program, the Companies intends to solicit other network marketing groups and companies. The Company's management believes this will lead to the addition of tens of thousands of new IBBs or card sales in a relatively short period of time, along with medical practices and EMRs wanting the ***SecureLife MedCard®*** and the ***SecureLife MedCard® PLUS*** system.

II. Medical Practices and Electronic Medical Records companies - EMRs: The following table or business model is based on an average medical practice having 1,000 patients and shows the annual recurring revenue per medical practice for the Company and what a physician would earn.

	Year 1	Year 2	Year 3	Year 4	Year 5
Patients	1,000	1,000	1,000	1,000	1,000
System Business value	$ 49.90				
Total Business value	$ 49,900				
First Year profit, 28 %	$ 13,972				
Annual recurring fee		$ 29.95	29.95	29.95	29.95
Annual recurring revenue		$ 29,950	29,950	29,950	29,950
Annual recurring profit, 28%		$ 8,386	8,386	8,386	8,386

With proceeds from this Private Placement, the Company intends to develop a standard interface protocol with medical practices and EMRs. After the interface protocol is complete and the ***SecureLife MedCard*** R ***PLUS*** is operational in medical practices, it is anticipated that EMRs will want to offer the ***SecureLife MedCard*** R ***PLUS*** to other medical practices that it serves.

The estimated market potential for each EMR is 100 medical practices with an average of 1,000 patients per medical practice or 100,000 customers for the Company per EMR that signs up. This equates to $2,995,000 of recurring revenue for the Company per EMR. As there are over 100 EMRs throughout the U.S., the Company intends to market directly to them. As EMRs are signed up, the Company will include its IBBs in either a revenue or profit sharing program.

III. The Company plans on marketing directly to or in some cases through associations such as the Alzheimer's Association, American Diabetes Association, AARP, Epilepsy Foundation and other similar associations and organizations. In the event the Company structures agreements with any large associations and or organizations, the Company intends to include its IBBs in either a revenue or profit sharing program.

Additional Products under Development:

The Company intends to develop a phone application, an interface protocol for Electronic Medical Record Companies (EMRs) and offer accessories and related products with the proceeds from this offering.

Intellectual Property Rights - Trade Marks and Patents:

The Company has a registered trademark for ***SecureLife MedCard***® and also submitted a Provisional Patent application for a "PORTABLE INTERACTIVE CARD AND SYSTEM FOR EMERGENCY USE AND SECURE STORAGE AND ACCESS OF MEDICAL RECORDS". The Company is also preparing additional Provisional and Utility Patent applications relating to added features, additional products and its original Provisional Patent.

Competition:

There are other medical data retrieval systems available to first responders. It is Management's opinion they are not as complete or redundant as SASI's first product - the ***SecureLife MedCard®***.

There are other medical cards available that claim to offer the same security and ability to store all of a person's medical records; However, none of them offer the instant access and redundancy the first responder's need that the ***SecureLife MedCard® PLUS*** offers.

Employees and Consultants:

The Company has one employee and works with three consultants.

Facilities:

Las Vegas, Nevada – The corporate address is 3655 W. Tropicana Ave., Suite 3044; Las Vegas, Nevada 89103 and is also the residence of its President. The Company pays approximately $720 per month for office rent; The telephone number is (702) 349.6621; and its email address is: jimgarlie@sasisystems.com ; web site; www.sasisystems.com.

Government Regulation:

The applicability of laws governing the Health Care, Information Technology and Software industries is uncertain and additional legislation may result in additional burdens on companies like the Company. Laws and regulations directly applicable, vary in different jurisdictions. The most recent session of the United States Congress has resulted in numerous proposed regulations and significant funding for Health Care and electronic records.

The Company will file all necessary applications in order to comply with all laws and regulations. There can be no assurance that the adoption or modification of laws or regulations relating to the Health Care industry and future compliance with such laws or regulations will not have a material adverse effect on the Company's financial condition or results of operations.

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A. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated market or exchange within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquired by a larger company

B. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $500,000

Company Structure

- Private early stage Medical Technology Company.
- Nevada Stock Corporation (Formed August of 2008).
- TWENTY-FIVE MILLION Shares of Common Stock Authorized, FIVE MILLION Shares of Preferred Stock Authorized
- FOURTEEN MILLION SIX HUNDRED FORTY EIGHT THOUSAND Shares of Common Stock Issued and Outstanding
- NO Shares of Preferred Stock are Issued or Outstanding.

Minimum Equity Commitment

- Three Thousand Shares of Common Stock at Five Cents ($0.05) per Share and One Thousand Shares of Common Stock at Fifteen Cents ($0.15) per Share.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

C. The Offering

The Company is offering a maximum of 5,000,000 Shares of Common Stock: Unit 1 consists of up to 2,500,000 Shares at $0.05 cents per Share and Unit 2 consists of between 2,500,000 and 5,000,000 Shares of Common Stock at $0.15 per share, with all Shares having a par value of $0.001.

D. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

E. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Information and Medical Technology Business. See "USE OF PROCEEDS" section.

F. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. The Company has established an Investment Holding Account with the Alternative Securities Markets Group. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

G. Common Stock

Upon the sale of the maximum number of Common Stock from this Offering, the number of issued and outstanding Shares of Common Stock of the Company's Common stock will be held as follows:

- Company Founders & Current Shareholders 80%
- New Shareholders 20%

H. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Shareholders.

I. Company Share Purchase Warrants

The Company has 1,079,800 outstanding warrants exercisable at ten cents ($0.10) per Share between the date of this offering and June 30, 2017. These Warrants are attached to Notes that are due between June 14, 2015 and June 14, 2016

J. Company Stock Options

The Company has reserved 1,000,000 Shares of its common stock for issuance to employees at the market price pursuant to the Company's stock option plan. As of the date of this Memorandum, no options have been granted under the plan. See, L. Stock Option Plan."

K. Company Convertible Securities

The Company has reserved 485,000 Shares of its common stock for the conversion of $8,500 in Notes into 170,000 Shares at five cents ($.05) per Share which were issued to two Shareholders and the conversion of $31,500 in Notes into 315,000 Shares at ten cents ($.10) per Share which were issued to Directors and a Shareholder. The Convertible Securities are attached to Notes that are due on June 14, 2015.

L. Stock Option Plan

The Company adopted an Option Plan in August of 2008, in which the Option Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Option") and nonqualified options which do not meet the requirements of Section 422. A total of 1,000,000 Shares of the Company's Common Stock are reserved for issuance pursuant to options to be granted under the Plan. Pursuant to the Option Plan, as of the date of this memorandum, no options have been granted.

The Option Plan is currently administered by the Board of Directors, or an Option Committee consisting of certain directors. The Option Plan gives broad powers to the Board of Directors (or the Option Committee) to administer and interpret the Option Plan, including the authority to select the individuals to be granted options and to prescribe the particular form and conditions of each option granted.

According to the Option Plan, incentive stock options may be granted at exercise prices that are not less than 100% of the fair market value of the Company's Common Stock on the date of grant (110% of fair market value in the case of options granted to a person that holds 10% or more of the Company's voting stock). Nonqualified stock options under the Option Plan may be granted at exercise prices less than fair market value on the date of grant. Options may be granted under the Option Plan ten years from the date the Option Plan was adopted by the Board of Directors. The Option Plan may be discontinued or terminated earlier by the Board of Directors, but no such discontinuation or termination shall impair any option then outstanding under the Option Plan.

M. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

N. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computerShare.com

O. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (Two Million Shares) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

P. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Secure Authenticated Systems, Inc.

The Company — Secure Authenticated Systems, Inc. is a Nevada Stock Corporation.

Investment Objectives — The Company's objectives are to:

(i) Growth of the Company through Improved Technology, Improved Services and additional locations for direct to consumer and direct to business sales

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers — Biographies of all Managers can be found starting on Page **28** of this Offering.

Minimum Capital Commitment — Each investor will be required to make an investment of a minimum of One Hundred Common Stock Units.

The Offering — The Company is seeking capital commitments of $500,000 from Investors. The securities being offered hereby consists of up to 5,000,000 Shares of Common Stock of the Company, priced at $0.05 per Share of Common Stock for Unit 1 to 2,500,000; and $0.15 per Share of Common Stock for Unit 2 consisting of 2,500,001 to 5,000,000 Shares of Common Stock, subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Investment Period — The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering — The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 5,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (Units Two Million Shares of Common Stock) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Distributions — The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors — The Company will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared by the Company's Accounting Firm in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly financial statements to investors.

Indemnification — The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Gerald D. Van Eeckhout	***Chairman of the Board of Directors***

Mr. Gerald D. Van Eeckhout (Jerry) serves as the Chairman of the Board of the Company and as Chairman of the Board of SAS UK, LTD, a majority owned subsidiary of the Company which was formed in May of 2012. Jerry is 73 years of age and is also Chairman of Evergreen Enterprises, LLC. Jerry was originally a CPA with Deloitte and Touche, and CFO of Pillsbury's International Division. He then was the V.P. of Finance for Medtronic, Inc. as they grew from 70 million in revenue to 350 million in revenue. While he was at Medtronic, Inc. he listed the company on the New York Stock Exchange. Most recently Jerry served as a Board member and audit committee chairman for Medafor, Inc., a medical technology company based in Minneapolis, MN. which in October of 2013 was acquired by C. R. Bard (BCR - NYSE). He has built two NASDAQ traded companies as CEO and has been named Ernst & Young entrepreneur of the year. Mr. Van Eeckhout received his BS degree from the University of North Dakota in 1962 and attended the Stanford Executive program in 1976. Jerry currently serves as a Board member for Viva Information Technology, a private mobile media company in Beijing, a Trustee for the University of North Dakota Center for Innovation in Grand Forks, ND and an Advisory Board member for the American Cultural Center at the University of Shanghai, where he has taught International Marketing and Management. Jerry has also taught finance and accounting at the University of Minnesota and Denver University.

Mr. James M. Garlie — ***President, CEO & Member of the Board of Directors***

Mr. Garlie has served as a Member of the Board of Directors, President & CEO of the Company since its formation and as a Director of SAS UK, LTD since its formation in March of 2012. Mr. Garlie is 55 years of age and has over 30 years of experience in the direct selling arena, which includes 25 years financing start-up companies. Between 1985 and 1995 he was a licensed securities broker with investment banking firms located in Minneapolis, Minnesota and since then has been the CEO of three start-up companies.

Mr. Ronald J. Bach — ***Board of Directors Member***

Mr. Bach has served as a Member of the Board of Directors of the Company since its formation. Mr. Bach is 81 years of age and is a retired Partner of Deloitte Touche, one of the "Big 4" international accounting firms. Ron is an investor in various businesses and has over 40 years of experience in working with a variety of businesses, large and small. He brings a wealth of experience in finance, accounting and business management.

Mr. Steven B. Roth ***Board of Directors Member***

Mr.Roth (Steve) has served as a Member of the Board of Directors of the Company since February of 2011. Mr. Roth is 49 years of age and formerly served as the Vice President and Chief Information Officer at Pinnacle Health Systems, Inc. in Harrisburg, PA. which is a 651 bed multi-facility health system in south central Pennsylvania. His responsibilities include Informatics, Health Information Management, Telecommunications, Biomedical Engineering, Technical and Building Services Departments. Steve is a former Partner at PricewaterhouseCoopers LLP (PwC) with over 20 years of technology and process consulting experience, Steve was responsible for the PwC's Healthcare Provider Technology Practice in the Northeast region and the National eHealth Practice, defining the firm's business strategy and service offerings, generation of new business opportunities and delivery of client services and solutions. Steve received his BBA Degree in Information Processing from The George Washington University in Washington, DC in 1986 and his Masters Degree in Finance and Investments from Baruch College, City University of New York in 1992.

Mr. Robert L. Halverson ***Board of Directors Member***

Mr. Halverson (Bob) as served as a Member of the Board of Directors of the Company since January of 2013. Mr. Halverson is 75 years of age and also served as a Member of the Board of Directors of Medafor, Inc. a medical technology company based in Minneapolis, MN. which in October of 2013 was acquired by C. R. Bard (BCR - NYSE). Bob is a retired Northwest Airlines (NWA) B-747 Captain and an authorized volunteer mentor for the Alaska Department of Corrections. He has served in the Army and Ready Reserve as a Platoon Sergeant and later volunteered as a Northwest Airlines pilot attached to the CRAF (Civil Reserve Air Fleet) operation during the first Persian Gulf War, flying troops and equipment between the USA, Frankfurt, Germany and Saudi Arabia. Bob also served on the City of Minnetrista, Minnesota Park and Planning Commissions and as a member of the Anchorage Alaska Civil Air Patrol. He has been the owner/operator of a family farming operation in Western Hennepin County, MN since 1975 until it was sold in 2011. He also served three years as a Director of the Minnesota Corn Growers Association. Bob was formerly a Secondary Mathematics teacher in Forest Lake and Bloomington, MN public schools and received his Bachelor of Science degree in Mathematics from St. Cloud State University with a minor in physics and chemistry.

Mr. Vinod P. Mistry ***Director of SAS UK, Ltd.***

Mr.Vinod P. Mistry is a Shareholder of the Company and the minority Shareholder of SAS UK, LTD has served as a Director of SAS UK, LTD since its formation in March of 2012. Mr. Mistry is 47 years of age and has also served as the International Finance Director of Epiq Systems, which is a $200m+ global organisation specializing in integrated technology products and services for the legal profession, since April of 2008. Between 1995 to April of 2008, Mr Mistry served as Senior Auditor for Arram Berlyn Gardner, Finance Director of ACT Teleconferencing Ltd., and iDirect Technologies. Mr. Mistry received his MBA from Henley Management College in 2003, his ACA from the Institute of Chartered Accountants in England and Wales (ICAEW) in 1994, his ACMA from Chartered Institute of Management Accountants (CIMA) in 1994, and his B.A. (Hons) Accountancy and from Humberside University in 1989.

Mr. Donald P. Hesskamp ***Vice President of Software Development***

Mr. Donald P. Hesskamp has served as Vice President of Software Development for the Company since its formation. Mr. Hesskamp is 59 years of age and has over 30 years of experience in designing software programs and has been an engineer for several Nevada based companies. Mr. Hesskamp received his degree in Mechanical Engineering and Physics from the University of Missouri in 1973.

Mr. Steven J. Muehler ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Secure Authenticated Systems, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Secure Authenticated Systems, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Secure Authenticated Systems, Inc. will be entitled to receive an annual salary of:

Mr. Gerald D. Van Eeckhout, Chairman of the Board of Directors	$0	(*See Note 1, 3*)
Mr. James M. Garlie, President, CEO and Member of the Board of Directors	$48,000	(*See Note 1, 2, 3*)
Mr. Ronald J. Back, Member of the Board of Directors	$0	(*See Note 1, 3*)
Mr. Steven B. Roth, Member of the Board of Directors	$0	(*See Note 1, 3*)
Mr. Robert L. Halverson, Member of the Board of Directors	$0	(*See Note 1, 3*)
Mr. Vinod P. Mistry, Director of SAS UK, Ltd.	$0	(*See Note 1, 3*)
Mr. Donald P. Hesskamp, Vice President of Software Development	$12,000	(*See Note 1, 2, 3*)

(1) Does not include reimbursements for any actual expenses incurred in the pursuit of the Company's business.

(2) Does not include the establishment of employee benefit plans such as bonus, profit sharing, pension and retirement plans, stock options or rights, medical life and disability insurance, or similar plans and programs, as reasonably determined by the Board of Directors.

(3) Does not include royalty payments up to three quarters of one percent (3/4 of 1%) of revenue beginning in April of 2016. See, Notes to Financial Statements

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of Shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the Shares held by all executive officers and directors as a group.

Name and Address of Record Owner	Prior to Offering:	After Offering:
Mr. Gerald D. Van Eeckhout Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,500,000 (11%) Preferred Stock: No Shares	Common Stock: 1,500,000 (8%) Preferred Stock: No Shares
Mr. James M. Garlie Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,512,500 (11%) Preferred Stock: No Shares	Common Stock: 1,512,500 (8%) Preferred Stock: No Shares
Mr. Ronald J. Bach Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Mr. Steven B. Roth Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Robert L. Halverson Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 2,530,000 (18%) Preferred Stock: No Shares	Common Stock: 2,530,000 (13%) Preferred Stock:

Mr. Vinod P. Mistry Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 500,000 (4%) Preferred Stock: No Shares	Common Stock: 500,000 (3%) Preferred Stock: No Shares
Mr. Donald P. Hesskamp Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 200,000 (1%) Preferred Stock: No Shares	Common Stock: 200,000 (1%) Preferred Stock: No Shares
Mr. Edward G. Monty Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,400,000 (10%) Preferred Stock: No Shares	Common Stock: 1,400,000 (7%) Preferred Stock: No Shares
Seifert Family Trust Secure Authenticated Systems, Inc. 3655 West Tropicana Avenue, Suite 3044 Las Vegas, Nevada 89103	Common Stock: 1,010,000 (7%) Preferred Stock: No Shares	Common Stock: 1,010,000 (5%) Preferred Stock: No Shares
Alternative Securities Markets Group 9107 Wilshire Blvd, Suite 450 Beverly Hills, CA 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 400,000 (2%) Preferred Stock: No Shares

(A)	Shares Outstanding Prior to Offering:	14,248,000
(B)	Shares Outstanding After Offering:	19,648,000
(C)	Options, Warrants & Rights:	1,564,800
(D)	Incentive Stock Options - ISOs	1,000,000
(E)	Total Options, Warrants & Rights	2,564,800
(F)	FULLY DILUTED	22,212,800

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. Gerald D. Van Eeckhout, the Company Chairman of the Board of Directors; Mr. James M. Garlie, the Company's President, Chief Executive Officer and Board of Directors Member; Mr. Ronald J. Bach, a member of the Company's Board of Directors; Mr. Steven B. Roth, a member of the Company's Board of Directors; and, Mr. Robert L. Halverson, a member of the Company's Board of Directors. Mr. Van Eeckhout, Mr. Garlie, Mr. Bach, and Mr. Halverson together own the majority of the issued and outstanding controlling Stock of Secure Authenticated Systems, Inc. Consequently these Shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Van Eeckhout, Mr. Garlie, Mr. Bach, and Mr. Halverson will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

Warrants and Rights -

The Company has reserved 1,564,800 Shares of its common stock for the following: 170,000 Shares for issuance upon conversion of $8,500 in Notes at five cents ($.05) per Share which were issued to two Shareholders; 315,000 Shares for issuance upon conversion of $31,500 in Notes at ten cents ($.10) per Share which were issued to Directors and a Shareholder; and, 1,079,800 Shares for issuance upon the exercise of Warrants to purchase Shares at ten cents ($.10) per Share which were issued to certain Directors and Shareholders. These Warrants and Rights areattached between Notes due between June 14, 2015 and March 17, 2016.

Notes payable to Stockholders and Directors –

At June 30, 2014, the Company had Notes payable to Stockholders totaling $166,609: Sixteen (16) Notes totaling $130,000 payable to certain Directors and a Shareholder paying 10% interest and eleven (11) Notes totaling $36,609 paying 12% interest. The majority of these Notes have conversion rights or include Warrants and all Notes are due between June 14, 2015 and March 17, 2016.

Licensing Agreement with the Board of Directors, Vice President and certain Shareholder

As of June 14, 2011, the Company entered into licensing agreements with its Board of Directors, Vice President and a certain shareholder. The licensing agreements require royalty payments to each of them of up to three quarters of one percent (3/4 of 1%) or a total of six percent (6%) of the Company's revenue beginning in April of 2015 and continual payments for as long as the Company's products and services are sold. The licensing agreements also require that in the event of the Company is purchased, the payment of $20,000 to each participant and continual payment for the following five years of operations.

Employment Agreement and Loan from Officer to the Company -

In August of 2008, the Company entered into a five year employment agreement with its President requiring annual Payments of $77,500 per year. The base salary may be adjusted annually. In the event the President is terminated by the Company without cause, the President is entitled to a severance package equal to his current annual salary.

As of April 1, 2011, the President agreed to have his base salary adjusted to $36,000 per year and to waive any back salary due to him through March 31, 2011.

Since April 1, 2011 and through June 30, 2014, his salary has accrued in a "Loan from Officer" account resulting in a non-interest bearing loan in the amount of $65,149 payable to the President of the Company.

In August of 2013, the Company entered into a new five year employment agreement with its President requiring payments of $48,000 per year with annual increases based on operations and other factors. In the event the President is terminated by the Company without cause, the President is entitled to a severance package equal to his then current annual salary.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

Common Stock

A maximum of 5,000,000 Shares of Common Stock are being offered to the public: Up to 2,500,000 Shares of Common Stock at at $0.05 per Share for Unit 1, and between 2,500,000 and 5,000,000 Shares of Common Stock at $0.15 per Share of Common Stock for Unit 2. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling Shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 25,000,000 Shares of Common stock, $0.001 par value per Share (the "Common Stock"). As of August 1st, 2014 – 14,248,000 Shares of Common Stock were issued and outstanding.

All outstanding Shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per Share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to Share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to Share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 5,000,000 Shares of Preferred stock, no par value per Share (the "Preferred Stock"). As of August 1st, 2014 – NO Preferred Shares or Units were issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of August 1st, 2014, there were 14,248,000 Shares of our Common Stock outstanding, which were held of record by approximately NINE stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO Shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

The following un-audited consolidated financial statements are included herein:

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30, 2014	December 31, 2013	December 31, 2012
ASSETS			
CURRENT ASSETS			
Cash	$ 2,098	$ 1,726	$ 466
Inventory	-	768	960
Prepaid expenses	-	-	1,000
TOTAL CURRENT ASSETS	2,098	2,494	2,426
OTHER ASSETS			
Fulfillment software	5,300	5,300	5,300
Website, product and operating system development	98,416	87,916	-
TOTAL OTHER ASSETS	103,716	93,216	5,300
TOTAL ASSETS	$ 105,814	$ 95,710	$ 7,726
LIABILITIES AND STOCKHOLDERS' DEFICIT			
CURRENT LIABILITIES			
Accounts payable	$ 31,039	$ 30,518	$ 24,130
Accrued interest	24,637	16,593	6,182
Notes payable to stockholders	166,609	140,117	75,413
Note payable to officer, non interest bearing	65,149	49,314	49,344
Minority interest in subsidiary	250	250	250
TOTAL CURRENT LIABILITIES	287,685	236,792	155,319
STOCKHOLDERS' DEFICIT			
Preferred stock, $.001 par value: 5,000,000 shares authorized, no shares issued and outstanding	-	-	-
Common stock, $.001 par value; 25,000,000 shares authorized, 14,248,000, 14,048,000 & 11,126,000 shares issued & outstanding	14,248	14,048	11,126
Additional paid-in capital	275,727	265,927	174,749
Deficit accumulated during the development stage	(471,846)	(421,057)	(333,468)
TOTAL STOCKHOLDERS' DEFICIT	(181,871)	(141,082)	(147,593)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 105,814	$ 95,710	$ 7,726

See notes to financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Period Ended June 30, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	August 12, 2008 to June 30, 2014
REVENUES	$ 585	$ 1,723	$ -	$ 2,308
OPERATING EXPENSES	(51,375)	(89,311)	(73,935)	(474,154)
NET LOSS	$ (50,790)	$ (87,588)	$ (73,935)	$ (471,846)
NET LOSS PER SHARE - BASIC AND DILUTE	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.04)
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	13,134,000	11,706,667	10,071,000	13,134,000

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Stockholders' Deficit
BALANCE AT AUGUST 12, 2008	-	$ -	$ -	$ -	$ -
Common stock issued	8,300,000	8,300	59,900	-	68,200
Net loss	-	-	-	(68,934)	(68,934)
BALANCE AT DECEMBER 31, 2008	8,300,000	8,300	59,900	(68,934)	(734)
Net loss	-	-	-	(22,613)	(22,613)
Common stock issued	100,000	100	2,400	-	2,500
BALANCE AT DECEMBER 31, 2009	8,400,000	8,400	62,300	(91,547)	(20,847)
Net loss	-	-	-	(40,737)	(40,737)
Return of shares to Company	(950,000)				
at no cost	-	-	-	-	-
Sale of shares of treasury stock	950,000	-	14,500	-	14,500
Common stock issued for services	675,000	675	9,450	-	10,125
Common stock issued for cash	66,000	66	2,034	-	2,100
BALANCE AT DECEMBER 31, 2010	9,141,000	9,141	88,284	(132,285)	(34,860)
Net loss	-	-	-	(127,249)	(127,249)
Common stock issued for services	400,000	400	24,600	-	25,000
Common stock issued for cash	405,000	405	29,595	-	30,000
BALANCE AT DECEMBER 31, 2011	9,946,000	$ 9,946	$ 142,479	$ (259,533)	$ (107,108)
Net loss	-	-	-	(73,935)	(73,935)
Common stock issued for services	480,000	480	11,520		12,000
Common stock issued for cash	700,000	700	16,000	-	16,700
Equity in transaction in subsidiary stock	-	-	4,750	-	4,750
BALANCE AT DECEMBER 31, 2012	11,126,000	$ 11,126	$ 174,749	$ (333,468)	$ (147,593)
Net loss				(87,588)	(87,588)
Common stock issued for:					
Services	192,000	192	6,908		7,100
Cash	2,730,000	2,730	84,270		87,000
BALANCE AT DECEMBER 31, 2013	14,048,000	$ 14,048	$ 265,927	$ (421,057)	$ (141,082)
Net loss				(50,790)	(50,790)
Common stock issued for:					
Cash	200,000	200	9,800		10,000
BALANCE AT JUNE 30, 2014	14,248,000	$ 14,248	$ 275,727	$ (471,846)	$ (181,871)

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Period Ended June 30, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	August 12, 2008 to June 30, 2014
OPERATING ACTIVITIES				
Net loss	$ (50,790)	$ (87,588)	$ (73,935)	$ (471,846)
Adjustments to reconcile net loss to net cash used by operating activities:				
Changes in working capital:				
Inventory	768	192	(650)	-
Prepaid expenses	-	1,000	(1,000)	-
Accounts payable	522	6,388	(15,220)	31,039
Accrued interest	8,045	10,412	3,371	24,637
Net cash used by operating activities	(41,456)	(69,597)	(87,433)	(416,170)
INVESTING ACTIVITIES				
Fulfillment software	-	-	(5,300)	(5,300)
Website, product and operating system development	(10,500)	(87,916)	-	(98,416)
Net cash used by investing activities	(10,500)	(87,916)	(5,300)	(103,716)
FINANCING ACTIVITIES				
Sale of Treasury Stock	-	-	-	14,500
Issuance of common stock for services	-	7,100	12,000	58,925
Net proceeds from issuance of common stock	10,000	87,000	16,700	211,800
Net proceeds from notes payable - stockholders	26,492	64,704	31,114	166,609
Net proceeds from note payable - officer	15,835	(31)	27,112	65,149
Equity in transactions of subsidiary stock	-	-	4,750	4,750
Minority interest in subsidiary	-	-	250	250
Net cash provided by financing activities	41,827	70,857	86,626	418,267
INCREASE (DECREASE) IN CASH	371	1,260	(808)	2,098
CASH				
Beginning of period	1,726	466	1,274	-
End of period	$ 2,098	$ 1,726	$ 466	$ 2,098

See notes to financial statements.

SECURE AUTHENTICATED SYSTEMS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. The Company and Summary of Significant Accounting Policies –

Description of Business

Secure Authenticated Systems, Inc. (the Company or SASI), is a Development Stage Company, incorporated under the laws of the State of Nevada on August 12, 2008. The Company is in the process of launching its first two proprietary products, the ***SecureLife MedCard***®R and the ***SecureLife MedCard Plus***™. On March 21, 2012, the Company formed Secure Authenticated Systems UK, LTD (SAS UK, LTD) as a 95% owned subsidiary. SAS UK, LTD will be doing the same business as the Company in the UK and the consolidated financial statements include the accounts of the Company and SAS UK, LTD.

The ***SecureLife MedCard***R was developed as a "Stand alone" product (Card only) for use in emergency situations and can be purchased online for $19.95 at www.securelifemedcard.com

The ***SecureLife MedCard System*** ™ includes the card and has online data storage capabilities for individuals who are looking for a secure method of organizing, storing and accessing all of their medical records. This product can be purchased online for $49.90, with annual renewal payments of $29.95 per year. As part of the registration, a customer is assigned a pin number allowing them and their physician's access to their information. The Company uses FireHost as its hosting service which maintains the highest level of HIPAA compliancy.

B. Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Accounting for Stock Based Compensation

The Company has a stock-based employee compensation plan consisting of stock options and follows the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment (as amended)," to expense all options. Among other items, this requires companies to recognize the cost of employee/director services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The Company estimates the fair value of options at the grant date using Black-Scholes-Merton option pricing model. The model takes into consideration weighted average assumption related to the following: risk-free interest rate, expected life, expected volatility, and expected dividend rate.

D. Net Loss per Share

Basic and diluted net loss per Share is computed by dividing the net loss by the weighted-average common Shares outstanding during the period.

2. Stock Options, Warrants and Rights -

The Company adopted a Stock Option Plan in August of 2008, in which the Option Plan permits the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Option") and nonqualified options which do not meet the requirements of Section 422. A total of 1,000,000 Shares of the Company's Common Stock are reserved for issuance pursuant to options to be granted under the Plan. Pursuant to the Option Plan, as of June 30th, 2014 no options have been granted under the plan.

The Company has reserved 1,564,800 Shares of its common stock for the following: 170,000 Shares for issuance upon conversion of $8,500 in Notes at five cents ($.05) per Share which were issued to two Shareholders; 315,000 Shares for issuance upon conversion of $31,500 in Notes at ten cents ($.10) per Share which were issued to Directors and a Shareholder; and, 1,079,800 Shares for issuance upon the exercise of Warrants to purchase Shares at ten cents ($.10) per Share which were issued to certain Directors and Shareholders.

3. Notes payable to Stockholders and Directors –

At June 30, 2014, the Company had Notes payable to Stockholders totaling $166,609: Sixteen (16) Notes totaling $130,000 payable to certain Directors and a Shareholder paying 10% interest and eleven (11) Notes totaling $36,609 paying 12% interest. The majority of these Notes have conversion rights or include Warrants and all Notes are due between June 14, 2015 and March 17, 2016.

4. Licensing Agreement with the Board of Directors, Vice President and certain Shareholder

As of June 14, 2011, the Company entered into licensing agreements with its Board of Directors, Vice President and a certain shareholder. The licensing agreements require royalty payments to each of them of up to three quarters of one percent (3/4 of 1%) or a total of six percent (6%) of the Company's revenue beginning in April of 2015 and continual payments for as long as the Company's products and services are sold. The licensing agreements also require that in the event of the Company is purchased, the payment of $20,000 to each participant and continual payment for the following five years of operations.

5. Employment Agreement and Loan from Officer to the Company -

In August of 2008, the Company entered into a five year employment agreement with its President requiring annual Payments of $77,500 per year. The base salary may be adjusted annually. In the event the President is terminated by the Company without cause, the President is entitled to a severance package equal to his current annual salary.

As of April 1, 2011, the President agreed to have his base salary adjusted to $36,000 per year and to waive any back salary due to him through March 31, 2011.

Since April 1, 2011 and through June 30, 2014, his salary has accrued in a "Loan from Officer" account resulting in a non-interest bearing loan in the amount of $65,149 payable to the President of the Company.

In August of 2013, the Company entered into a new five year employment agreement with its President requiring payments of $48,000 per year with annual increases based on operations and other factors. In the event the President is terminated by the Company without cause, the President is entitled to a severance package equal to his then current annual salary.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Secure Authenticated Systems, Inc.

By: Mr. Gerald D. Van Eeckhout

By: ______________________________
Name: Mr. Gerald D. Van Eeckhout
Title: Chairman of the Board of Directors

By: Mr. James M. Garlie

By: ______________________________
Name: Mr. James M. Garlie
Title: President, CEO & Member of the Board of Directors

By: Mr. Ronald J. Bach

By: ______________________________
Name: Mr. Ronald J. Bach
Title: Member of the Board of Directors

By: Mr. Steven B. Roth

By: ______________________________
Name: Mr. Steven B. Roth
Title: Member of the Board of Directors

By: Mr. Robert L. Halverson

By: ______________________________
Name: Mr. Robert L. Halverson
Title: Member of the Board of Directors

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: EYHDZ4IA2LYC9Y8EITDMCN

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Robert L. Halverson
Party ID: P79BMYIRV4NMLNW4MA5X4G
IP Address: 63.140.84.144
VERIFIED EMAIL: rhalvr@aol.com

Electronic Signature:



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Steven B. Roth
Party ID: 4S3M7AJLFK4S3HXNTJRVB9
IP Address: 71.207.78.60
VERIFIED EMAIL: sroth004@comcast.net

Electronic Signature:



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Ronald J. Bach
Party ID: NMX79YIWELJ7BUK35CUETN
IP Address: 64.229.157.221
VERIFIED EMAIL: ronbach@mindspring.com

Electronic Signature:



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James M. Garlie
Party ID: 5WWU87IET5XWJXMSCGZK7T
IP Address: 96.26.182.104
VERIFIED EMAIL: jimgarlie@sasisystems.com

Electronic Signature:



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Gerald D. Van Eeckhout
Party ID: VDR2BLJDGINLAFW9KZGX49
IP Address: 174.51.166.108
VERIFIED EMAIL: chrmn@aol.com

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IP Address: 76.91.17.17
VERIFIED EMAIL: legal@asmmarketsgroup.com

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Timestamp	Audit
2014-08-28 13:07:05 -0700	All parties have signed document. Signed copies sent to: Robert L. Halverson, Steven B. Roth, Ronald J. Bach, James M. Garlie, Gerald D. Van Eeckhout, and Alternative Securities Markets Group.
2014-08-28 13:07:05 -0700	Document signed by Ronald J. Bach (ronbach@mindspring.com) with drawn signature. - 209.162.59.8
2014-08-23 07:58:05 -0700	Document viewed by Ronald J. Bach (ronbach@mindspring.com). - 64.229.157.221
2014-08-22 21:30:48 -0700	Document signed by Robert L. Halverson (rhalvr@aol.com) with drawn signature. - 63.140.84.144
2014-08-22 21:29:25 -0700	Document viewed by Robert L. Halverson (rhalvr@aol.com). - 63.140.84.144
2014-08-22 12:39:02 -0700	Document signed by Gerald D. Van Eeckhout (chrmn@aol.com) with drawn signature. - 174.51.166.108
2014-08-22 12:38:29 -0700	Document viewed by Gerald D. Van Eeckhout (chrmn@aol.com). - 174.51.166.108
2014-08-22 10:24:40 -0700	Document signed by James M. Garlie (jimgarlie@sasisystems.com) with drawn signature. - 96.26.182.104
2014-08-22 10:02:53 -0700	Document viewed by James M. Garlie (jimgarlie@sasisystems.com). - 96.26.182.104
2014-08-22 09:24:06 -0700	Document signed by Steven B. Roth (sroth004@comcast.net) with drawn signature. - 71.207.78.60
2014-08-22 09:22:56 -0700	Document viewed by Steven B. Roth (sroth004@comcast.net). - 71.207.78.60
2014-08-22 09:20:13 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 76.91.17.17

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2014-08-22 09:19:51 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17
2014-08-22 09:19:51 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 76.91.17.17

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PART III – EXHIBITS

• EXHIBIT A : SUBSCRIPTION AGREEMENT	7 PAGES
• EXHIBIT B: ARTICLES OF INCORPORATION	Later Filing
• EXHIBIT C: LEGAL OPINION LETTER	Later Filing

EXHIBIT A

Secure Authenticated Systems, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 2,500,000

Subject to the terms and conditions of the shares of Common Stock Units (the "Common Stock") described in the Secure Authenticated Systems, Inc. Offering Circular dated August 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $0.05 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Secure Authenticated Systems, Inc." evidencing $0.05 for each share of Common Stock Subscribed, subject to a minimum of ONE THOUSAND Common Stock Units ($50.00).

I understand that my subscription is conditioned upon acceptance by Secure Authenticated Systems, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Secure Authenticated Systems, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ Common Stock Units of Secure Authenticated Systems, Inc., with par value of $0.0001 per share, at a purchase price **of $0.05 (ZERO DOLLARS AND FIVE CENTS) per share** (aggregate purchase price: $____________________).

Made as of this ___________ day of _________________, 2014 by and between Secure Authenticated Systems, Inc., a Nevada Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

W I T N E S E T H:

WHEREAS, the Company is offering for sale up to TWO MILLION FIVE HUNDRED THOUSAND Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Secure Authenticated Systems, Inc., C/O: FlashPoints Advertising Systems, Inc., 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Secure Authenticated Systems, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to **Secure Authenticated Systems, Inc, 3655 West Tropicana Avenue, Suite 3044, Las Vegas, Nevada 89103**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Nevada, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Secure Authenticated Systems, Inc.

By: ____
President

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number